Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 8

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Lookout at Comanche Hill Apartments
Type of Entity	Undetermined at this time
State of Formation	Undetermined at this time
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 150 units ● Currently 93.9% occupied (as of 8/5/19) ● Rental range: $880 to $1,205
Location of Project	14722 Nacogdoches Road San Antonio, TX 78247
Purchase Price	$15,930,000
Total Project Cost	$16,735,000
Proposed Financing (Subject to Change and Satisfaction of Contingencies)	● $11,180,000 loan ● 10 Year Term ● Interest-only for 5 years ● Interest rate is Fixed (10 Year Treasury +.195) ● Commitment fee of .50% of Loan Amount ● Guaranteed ● Prepay Penalty
Nature of Company’s Interest in Project Entity	Partnership Interest
Amount of Actual or Anticipated Investment	$780,500 Common Equity Actual
Fees and Compensation to Sponsor	Acquisition, Asset Management, Construction Management, Property Management, Utility Billing Management
Distributions to Sponsor

Preferred

The Preferred Equity partner will receive a 14.0% annual return on it’s investment. 6.0% will be paid current and the remaining 8.0% will accrue and compound on a monthly basis.

Common

The Limited Partners including Sponsor Equity shall be entitled to receive a 10% preferred return and 80% of the net cashflow to a 12% IRR. Then, 70% of the net cashflow to a 15% IRR. Thereafter, 60% of the net cashflow and net sale proceeds. The Sponsor as General Partner will receive the balance of remaining net cashflow and net sale proceeds.